UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 12, 2011

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), pursuant to the provisions of the
Spanish Securities Market Act, hereby proceeds by means of the present document to notify the following:

RELEVANT EVENT

Standard and Poor’s Ratings Services has disclosed on October, 11th 2011 the modification of BBVA´s rating, positioning counterparty credit rating at “AA-”
from “AA”. The negative outlook is maintained. The short-term ratings are affirmed at “A-1+”.

Fitch Ratings has disclosed on October, 11th 2011 the modification of BBVA´s rating as follows:

&#-4051; Long-term IDR and senior unsecured rating: A+ from AA-. Outlook negative from stable
&#-4051; Subordinated debt: A from A+
&#-4051; Preferred stock: BBB+ from A-
&#-4051; Commercial Paper: F1 from F1+

Madrid, 12th October 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 10/12/2011	By:	Mª Jesús ARRIBAS DE PAZ
	Name:	Mª Jesús ARRIBAS DE PAZ
	Title:	Authorized representative